NEWS RELEASE
June 21, 2010	Release 08-2010

WESTERN COPPER APPEALS YUKON WATER BOARD’S DECISION

VANCOUVER, B.C. Western Copper Corporation and its wholly owned subsidiary Carmacks Copper Ltd. (“Western Copper” or the “Company”) (TSX:WRN) announce that on June 18, 2010, the Company filed a Petition with the Yukon Supreme Court seeking leave to appeal from the decision of the Yukon Water Board issued on May 10, 2010, in connection with the application for a Water Licence for the Carmacks Copper Project.

The Yukon Waters Act provides that an application can be brought for leave to appeal from a decision of the Water Board on grounds of law or jurisdiction.

If granted, the appeal would seek directions from the Court respecting the jurisdiction and responsibilities of the Water Board in the context of the jurisdiction and responsibilities of the Yukon Environmental and Socioeconomic Assessment Board (“YESAB”) and the Minster of Energy, Mines and Resources under the Quartz Mining Act. The appeal would seek a declaration that the Water Board decision was contrary to (1) the Screening Report and Recommendation of the Executive Committee of YESAB, (2) the Decision Documents issued by the Yukon and Federal Governments, which gave approval for the Carmacks Copper Project to proceed subject to terms and conditions, and (3) the Quartz Mining Licence issued by the Minister of Energy, Mines and Resources, which authorized the construction, operation and ultimate decommissioning of the mining facilities of the Project.

It is Western Copper’s intention to seek reconsideration of its water license application and this appeal will provide clarity and certainty regarding the process to be followed.

ABOUT WESTERN COPPER CORPORATION

Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Carmacks Copper Project and the Casino Project both located in the Yukon. The Casino Project is one of the world's largest open-pittable copper, gold and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Chiara Orrigoni, Manager Investor Relations at 604.684.9497 or email info@westerncoppercorp.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, financing plans, exploration results and future plans and objectives of Western Copper are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com